SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940




    The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

                              FEDERATED CORE TRUST

                     ADDRESS AND PRINCIPAL BUSINESS OFFICE:

                            FEDERATED INVESTORS FUNDS
                              5800 Corporate Drive
                       Pittsburgh, Pennsylvania 15237-7000
                                 (412) 288-1900


                NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:

                           John W. McGonigle, Esquire
                            Federated Investors Tower
                       Pittsburgh, Pennsylvania 15222-3779

    Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A.

              Yes___                                        No  XX

                              FEDERATED CORE TRUST

ITEM

1.    Federated Core Trust ("Registrant").

2. Registrant was organized on August 21, 1996 under the laws of the state of Massachusetts.

3.-5. The Registrant, a business trust, is an open-end, diversified, management company

6. Federated Research Corp., the Registrant's investment adviser, is located at Federated Investors Tower, Pittsburgh, Pennsylvania, 15222-3779.

7.    OFFICERS AND TRUSTEES OF REGISTRANT


Officers and Trustees are listed with their addresses and present positions with Federated Core Trust. There exists one vacancy on the Board of Trustees.

John F. Donahue
Federated Investors Tower
Pittsburgh, PA
Chairman and Trustee

Thomas G. Bigley
15 Old Timber Trail
Pittsburgh, PA
Trustee

John T. Conroy, Jr.
Wood/IPC Commercial Department
John R. Wood and Associates, Inc., Realtors
3255 Tamiami Trail North
Naples, FL
Trustee

William J. Copeland
One PNC Plaza - 23rd Floor
Pittsburgh, PA
Trustee

James E. Dowd
571 Hayward Mill Road
Concord, MA
Trustee

Lawrence D. Ellis, M.D.
3471 Fifth Avenue, Suite 1111
Pittsburgh, PA
Trustee

Edward L. Flaherty, Jr.
Miller, Ament, Henny & Kochuba
205 Ross Street
Pittsburgh, PA
Trustee

Peter E. Madden
One Royal Palm Way
100 Royal Palm Way
Palm Beach, FL
Trustee

John E. Murray, Jr., J.D., S.J.D.
President, Duquesne University
Pittsburgh, PA
Trustee

Wesley W. Posvar
1202 Cathedral of Learning
University of Pittsburgh
Pittsburgh, PA
Trustee

Marjorie P. Smuts
4905 Bayard Street
Pittsburgh, PA
Trustee

J. Christopher Donahue
Federated Investors Tower
Pittsburgh, PA
President

Edward C. Gonzales
Federated Investors Tower
Pittsburgh, PA
Executive Vice President

John W. McGonigle
Federated Investors Tower
Pittsburgh, PA
Executive Vice President, Secretary and Treasurer

Richard B. Fisher
Federated Investors Tower
Pittsburgh, PA
Vice President


8. Not applicable.

9(a)  No.
 (b)  Not applicable.
 (c)  No.
 (d)  No.
 (e)  Not applicable.

10.   $0.

11.   No.

12. Not applicable.

    Pursuant to the requirements of the Investment Company Act of 1940, the Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Pittsburgh and the State of Pennsylvania on the 20th day of November 1997.




By:                                       Attest:__________________
    _                   ____
     -------------------
     Anthony R. Bosch
    Assistant Secretary
    Attorney-In-Fact
    for John F. Donahue,
    Chairman and Trustee